NR07-12

October 25, 2007

Wealth Minerals Commences 10,000 metre drilling campaign on its Diamante-Los Patos Uranium Property, Northwest Argentina

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that drilling has commenced on the Company’s 100% owned Diamante-Los Patos property located in northwestern Argentina.  The drill program is designed to provide an initial drill test for the presence of a large bulk tonnage uranium deposit within this newly identified, frontier, uranium district.

Exploration to date indicates that the very large (over 1,500 square kilometre) property is prospective for both surface to near-surface bulk tonnage uranium mineralization and potentially higher-grade ‘feeder–zone’ mineralization such as that discovered on the Bingo Zone.

Exploration has now identified seven large mineralized zones over a 20 kilometre by 30 kilometre area (Figure 1).  Results are interpreted to reflect the surface expressions or leakage from a very large, structurally controlled, volcanic-hosted system focused on the flanks of the Cerro Galan Caldera Complex (CGCC).

Beginning with the Bingo Zone, where trenching intersected 12.0 metres averaging 0.332% uranium (7.84 lbs/ton U3O8) within a wider interval that averaged 0.150% uranium (3.53 lbs/ton U3O8) over 30.0 metres (see NR07-08, June 27, 2007), the exploration program has been designed to rapidly test the major zones of surficial uranium mineralization in order to prioritize the systematic testing of the large zones.

The Diamante-Los Patos Property

The Diamante-Los Patos property is situated on the flanks of the CGCC which, at 60 kilometres in diameter, is believed to be the second largest caldera in the world.

Mineral endowment calculations of similar felsic volcanic deposits demonstrate that they are ideal uranium sources capable of producing very significant volumes of uranium mineralization. Global examples include the Macusani District, Peru, the McDermitt Caldera, USA and the Streltsovka District, Russia (where reserves and past-production is quoted at 560 million lbs/t U3O8 in 20 deposits).

About Wealth Minerals Ltd.

Wealth is a well financed mineral exploration company with approximately 25.2 million shares issued and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.  The Company’s focus is the acquisition and exploration of prospective uranium properties, primarily in Argentina and Peru.  In addition to ongoing work programs on its existing properties, it continues to actively evaluate new potential uranium projects in these countries.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & Chief Executive Officer

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties

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All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.